FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Hale, Jean R. (Last) (First) (Middle) 346 North Mayo Trail (Street) Pikeville, KY 41501-1492 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Community Trust Bancorp, Inc. CTBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 17, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

      10% Owner

  X   Officer (give title below)

      Other (specify below)

Vice Chairman, President & CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								56,511.4517	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (1)	$14.80	05/17/1993		J(2)				05/17/1994	05/17/2003	Common Stock	549.22		549.22	D
Option (1)	$14.80	05/17/1993		J(2)				05/17/1995	05/17/2003	Common Stock	549.22		549.22	D
Option (1)	$14.80	05/17/1993		J(2)				05/17/1996	05/17/2003	Common Stock	549.22		549.22	D
Option (1)	$14.80	05/17/1993		J(2)				05/17/1997	05/17/2003	Common Stock	549.22		549.22	D
Option (1)	$23.56	02/28/1994		J(3)				02/28/1995	02/28/2004	Common Stock	537.07		537.07	D
Option (1)	$23.56	02/28/1994		J(3)				02/28/1996	02/28/2004	Common Stock	537.07		537.07	D
Option (1)	$23.56	02/28/1994		J(3)				02/28/1997	02/28/2004	Common Stock	537.07		537.07	D
Option (1)	$23.56	02/28/1994		J(3)				02/28/1998	02/28/2004	Common Stock	537.07		537.07	D
Option (1)	$15.79	02/20/1995		J(4)				02/20/1996	02/20/2005	Common Stock	565.4		565.4	D
Option (1)	$15.79	02/20/1995		J(4)				02/20/1997	02/20/2005	Common Stock	565.4		565.4	D

Explanation of Responses:

(1) Right to buy pursuant to First Restated PNC 1989 Stock Option Plan.  (2) Option previously reported as covering 250 shares @$32.50 per share, adjusted to reflect the 3-for-2 stock split effective 02/01/94 and 10% stock dividends effective 04/15/97, 04/15/99, 04/15/00 & 12/15/02.  (3) Option previously reported as covering 366.75 shares @$34.50 per share, adjusted to reflect the 10% stock dividends effective 04/15/97, 04/15/99, 04/15/00 & 12/15/02.  (4) Option previously reported as covering 386.25 shares @$23.125 per share, adjusted to reflect the 10% stock dividends effective 04/15/97, 04/15/99, 04/15/00 & 12/15/02.  **On October 22, 2002, CTBI declared a 10% stock dividend to all holders of record of common stock on December 1, 2002, payable December 15, 2002.  As a result, the reporting person received 5,136.9502 shares directly.

/s/ Jean R. Hale ** Signature of Reporting Person	01/21/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002